Exhibit 12.1

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands)
Earnings
Loss from continuing operations before income taxes	$(106,794)	$(90,722)	$(66,720)	$(69,949)	$(48,597)
Fixed charges	1,108	508	509	2,795	2,420
Earnings, as defined	$(105,686)	$(90,214)	$(66,211)	$(67,154)	$(46,177)

Fixed charges:
Interest expense	$572	$35	$-	$2,351	$1,957
Estimated interest component of rent expenses	536	473	509	444	463
Total fixed charges	$1,108	$508	$509	$2,795	$2,420
Preferred stock deemed dividend	-	-	8,469	-	-
Total fixed charges and preferred dividend	$1,108	$508	$8,978	$2,795	$2,420

Deficiency of earnings available to cover fixed charges and preferred stock dividends(1)	$(106,794)	$(90,722)	(75,189)	(69,949)	(48,597)
(1): Adjusted earnings, as described above, were insufficient to cover fixed charges in each year.